Exhibit 99.1

NIO Inc. Provides December, Fourth Quarter and Full Year 2022 Delivery Update

Company Achieved New Record-High Monthly and Quarterly Deliveries

•	NIO delivered 15,815 vehicles in December 2022, increasing by 50.8% year-over-year
•	NIO delivered 40,052 vehicles in the three months ended December 2022, increasing by 60.0% year-over-year
•	NIO delivered 122,486 vehicles in 2022 in total, increasing by 34.0% year-over-year
•	Cumulative deliveries of NIO vehicles reached 289,556 as of December 31, 2022

SHANGHAI, China, January 01, 2023 (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the premium smart electric vehicle market, today announced its December, fourth quarter and full year 2022 delivery results.

NIO delivered 15,815 vehicles in December 2022, a new record-high monthly delivery, representing an increase of 50.8% year-over-year. The deliveries consisted of 6,842 premium smart electric SUVs including 4,154 ES7s, and 8,973 premium smart electric sedans including 1,379 ET7s and 7,594 ET5s. NIO delivered 40,052 vehicles in the fourth quarter of 2022, representing a strong increase of 60.0% year-over-year and achieving record-high quarterly deliveries. NIO delivered 122,486 vehicles in 2022 in total, increasing by 34.0% year-over-year. Cumulative deliveries of NIO vehicles reached 289,556 as of December 31, 2022.

On December 28, 2022, NIO won the first prize of the 2022 China Society of Automotive Engineers Science and Technology Award for its battery swapping technologies and applications, including vehicle-battery separation technology, automatic intelligent vehicle-station battery swapping technology, and multi-dimensional battery swapping network data fusion technology.

As of December 31, 2022, NIO had deployed 1,315 Power Swap stations, 1,228 Power Charger stations with 6,225 chargers and 1,058 destination charging stations with 7,159 chargers worldwide. At NIO Day 2022, NIO introduced its third-generation Power Swap station and the 500kW ultra-fast Power Charger to continuously improve its holistic power service solutions to users. NIO is committed to providing outstanding products, technologies and services globally to deliver experiences beyond expectations.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO’s product portfolio consists of the ES8, a six-seater smart electric flagship SUV, the ES7 (or the EL7), a mid-large five-seater smart electric SUV, the ES6, a five-seater all-round smart electric SUV, the EC7, a five-seater smart electric flagship coupe SUV, the EC6, a five-seater smart electric coupe SUV, the ET7, a smart electric flagship sedan, and the ET5, a mid-size smart electric sedan.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES7 (or EL7), ES6, EC7, EC6, ET7 and ET5; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the U.S. Securities and Exchange Commission and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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